05011357

& MAW

RECEIVED
2005 SEP 21 A 9:
OFFICE OF ... CORPORATE ...

September 19, 2005

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Schwarz Pharma AG (File No. 82-4406)

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated September 19, 2005.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

PROCESSED
SEP 21 2005
THOMSON FINANCIAL

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

dlw 9/21

17322249

File No.: 82-4406

SCHWARZ
PHARMA

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Press Release - Phase III Date for Rotigotine in Advanced Parkinson's Disease at EFNS Congress

Press Room > Press Releases 2005 > Press Release - Phase III Date for Rotigotine in Advanced Parkinson's Disease at EFNS Congress

Phase III Data for Rotigotine in Advanced Parkinson's Disease at EFNS Congress in Athens

SCHWARZ PHARMA presents a broad spectrum of scientific data from various neurology projects at the 9th EFNS congress September 17-20, 2005, in Athens, Greece.

SCHWARZ PHARMA will release a broad spectrum of clinical and pre-clinical data at the 9th European Federation of Neurological Societies (EFNS) in Athens. Most importantly, the results of a phase III trial conducted in the U.S. with rotigotine transdermal system for the treatment of patients with advanced-stage Parkinson's disease will be shared for the first time.

In this trial with rotigotine, as adjunctive therapy, there was a statistically significant and clinically relevant reduction in 'off' time as well as an increase in 'on' time without troublesome dyskinesia. 99% of patients who completed the trial continued on rotigotine in an open-label extension trial.

In this double-blind, multicenter U.S. phase III trial 351 patients with advanced stage idiopathic Parkinson's disease were randomized. A five-week titration phase was followed by a 24-week maintenance phase. Rotigotine transdermal system was added to stable levodopa treatment. The primary efficacy variable was change from baseline in the absolute 'off' time.

As compared to baseline, 'off' time was on average reduced by 2.1 hours and by 2.7 hours in the rotigotine 60 cm2 (27mg/day) and 40cm2 (18mg/day) groups, respectively, compared to a 0.9 hour decrease in the placebo group. The differences between both rotigotine dose arms and placebo were significant with p-values of 0.003 and <0.0001, respectively. The most common adverse events with rotigotine were application site reactions, somnolence, nausea, and dizziness.

The results from a European double-blind, placebo and active comparator controlled phase III trial with rotigotine as adjunctive therapy in patients with advanced stage Parkinson's disease are expected in the fourth quarter 2005.

The application rotigotine transdermal system for the treatment of Parkinson's disease as monotherapy has been submitted to the EMEA in Europe and the FDA in the U.S.

Parkinson's disease is a disorder of the central nervous system. The patients - roughly four million worldwide - suffer from a lack of dopamine, a messenger substance in the central nervous system, which is responsible for the coordination of movement. As a result of this shortage, patients are no longer able to control their movements reliably. Dopamine agonists attempt to compensate for this lack of dopamine.

At the EFNS, SCHWARZ PHARMA is represented with a booth as well as a number of scientific poster presentations and abstracts on clinical and pre-clinical results of rotigotine to treat Parkinson's disease and Restless Legs Syndrome as well as of lacosamide in epilepsy. In addition SCHWARZ PHARMA will be hosting a satellite symposium with scientific experts and a press conference.

All SCHWARZ PHARMA press releases are distributed by e-mail at the same time they become available on the website. Please go to www.schwarzpharma.com, press room, news subscription to register online, change your selection or discontinue this service.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development

projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain and overactive bladder syndrome. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.
For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +1-262-238-5768; Bettina Ellinghorst, Tel.: +49 2173 48 2329
This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.